Exhibit 12.1

SPIRIT REALTY CAPITAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(in thousands, except ratios)

	Three Months ended March 31,	Twelve Months Ended December 31,
	2014	2013	2012	2011	2010	2009
Pre-tax income (loss) from continuing operations	$9,687	$(32,059)	$(72,011)	$(48,038)	$(64,605)	$(70,621)
Add: Fixed charges	54,399	179,267	156,220	169,343	172,500	207,976

Pre-tax earnings from continuing operations before fixed charges	$64,086	$147,208	$84,209	$121,305	$107,895	$137,355

Fixed charges:
Interest expense	$54,322	$161,416	$139,239	$146,686	$153,107	$186,737
Amortization of deferred financing costs	973	13,188	2,819	3,599	4,728	8,401
Amortization of discount relating to indebtedness	3,631	13,234	10,803	14,615	9,996	10,283
Amortization of premium relating to indebtedness	(4,560)	(8,581)	(56)	(57)	(45)	—
Amortization related to interest rate swaps	33	10	3,415	4,500	4,714	2,555

Fixed charges	$54,399	$179,267	$156,220	$169,343	$172,500	$207,976

Ratio of earnings from continuing operations to fixed charges(1)	1.18	—	—	—	—	—
Fixed charges	$54,399	$179,267	$156,220	$169,343	$172,500	$207,976
Preferred dividends	—	63	63	16	15	16

Combined fixed charges and preferred dividends	$54,399	$179,330	$156,283	$169,359	$172,515	$207,992

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends(2)	1.18	—	—	—	—	—

Surplus (Deficiency) in the coverage of Combined Fixed Charges and Preferred Dividends	$9,687	$(32,122)	$(72,074)	$(48,054)	$(64,620)	$(70,637)

(1) The ratio of earnings from continuing operations to fixed charges was less than 1.00 as a result of losses from continuing operations for all periods presented, other than the three months ended March 31, 2014.

(2) The ratio of earnings to combined fixed charges and preferred dividends was less than 1.00 as a result of losses from continuing operations for all periods presented, other than the three months ended March 31, 2014.